MIH
                                    Limited



                           MIH Limited welcomes new
                           shareholders to NetMed NV

The Netherlands, Amsterdam, 6 December 2000 - MIH Limited (NASDAQ & AEX: MIHL) the international television, Internet and interactive technology group, today welcomes two new shareholders into NetMed NV ("Netmed"), the group's Mediterranean television platform. Global Capital part EFG Eurobank (Latsis), acquired an 11% equity stake in NetMed. Ekdosis Tegopoulos, a media company listed on the Athens Stock Exchange, acquired approximately 5% of NetMed.

NetMed has been operating in Greece and Cyprus since the early '90s and is the leading pay television platform in its markets, serving over 375,000 subscribers. In December last year, it launched the first digital platform in Greece which has experienced excellent growth and now has over 50,000 subscribers. The cash injection from Global and Ekdosis Tegopoulos will be invested in the ongoing development of the digital platform.

Cobus Stofberg, CEO MIH Limited, commented: "We welcome our new shareholders into NetMed, both of whom have excellent track records as well as a sound understanding of the Greek media market. We are glad to work closely with two companies who share our vision of digital television services in Greece. These strategic partnerships will be of great benefit to all concerned, especially our Greek consumers, as NetMed continues to expand and develop its services."

                                     Ends

For further information contact:

Anne Marie Bell
VP Corporate Communications
Tel: +31 23 556 2864
ambell@mih.net


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                                     MIH
                                   Limited

About MIH Limited

The company's activities are focused on three areas:

1)   Television platforms:

The Group provides terrestrial and cable analogue, digital satellite and other pay television services to over 2 million households in Africa, the Mediterranean and Asia.

2)   Technology:

Through Mindport, its technology subsidiary, the Group provides conditional access, security, provisioning, protection/insurance, commissioning, Internet/IP technology, content management, customer care and billing and other related services to channel and platform operators world-wide.

MIH Limited is the controlling shareholder of Silicon Valley based Open TV, the world's leading interactive television and media solutions company. OpenTV builds a complete software and infrastructure platform that enables digital interactive television and brings on-demand content to other digital communications devices. OpenTV solutions are crafted to meet the needs of all digital communications networks and include operating middleware, content applications, content creation tools, professional services expertise and strategic consulting.

OpenTV software has been shipped with or installed in more than 11 million digital set-top boxes world-wide and has been selected by 37 digital cable, satellite and terrestrial Communications Networks in over 50 countries,

3)   Internet:

The Group has leading Internet operations in Africa, Thailand and China:

o A 16.8% interest in M-Web Africa. Listed on the Johannesburg Stock Exchange (JSE), M-Web is the leading South African on-line service provider and content portal. The company recently expanded its African Internet business to include Internet service provider operations in several sub-Saharan African countries, including Namibia, Zambia and Botswana.

o A 95% interest in M-Web Thailand which owns Sanook!.com, Thailand's leading Thai content Internet portal.

o    M-Web.com.cn, the company's Internet
     business in China, was launched earlier this year.

The Group has recently established an Internet business Indonesia - M-Web Indonesia.


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                                     MIH
                                   Limited

About Ekdosis Tegopoulos

Tegopoulos is a major media company in Greece and publishes the country's leading daily newspaper (Elefterotypia), the Monday sports magazine (Athlos) and the mostly widely distributed Sunday newspaper (Kyriakatiki
Elefterotypia).

About Global Capital Investors II LP

Global Capital Investors II LP is a private equity fund of Euro 200 M investing in fast growing companies in Greece, Western and Central Europe with an emphasis on in the technology, media and telecommunications sectors.

About Global Finance Group

Global Finance Group is the leading Greek venture capital and private equity management firm with over Euro 360 million under management. Global Finance has invested in 42 companies in Greece, the Balkans, Central and Western Europe and the US. Global Finance has a reputation for providing high quality expertise and hands-on support to the management if its portfolio companies.

Except for historical statements contained therein, this news release contains forward-looking statements relating to MIH Limited that involve risks and uncertainties that could cause MIH Limited's actual results to differ materially from those contemplated herein, including but not limited to, the risk factors detailed in the Registration Statement on Form F-1 and other documents filed from time to time by MIH Limited with the Securities and Exchange Commission, as amended. MIH Limited undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.